

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 16, 2017

Harry E. Sloan
Chief Executive Officer and Chairman
Platinum Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067

> **Re:** **Platinum Eagle Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 20, 2017**
> **CIK No. 0001712189**

Dear Mr. Sloan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Disclosure at page 128 and elsewhere in the registration statement appears to suggest that you intend to conduct a firm commitment underwritten offering. Please include the names of the lead underwriters.

Summary, page 1

The Offering, page 6

Election of Directors; Voting, page 12

3.   Please expand your disclosure to include the vote required to approve matters submitted to holders of Class A ordinary shares and Class B ordinary shares when voting together as a single class, including any vote in connection with your initial business combination.

Proceeds to be held in trust account, page 13

4.   Disclosure on page 13 appears to indicate that the proceeds from the sale of the private placement warrants will be placed in the trust account. However, the disclosure here and elsewhere suggests that only proceeds of $400 million (or $460 million if the underwriters' overallotment option is exercised in full) will be placed in the trust account. Please clarify whether the proceeds of the private placement warrants will be included in the trust account.

Risk Factors, page 24

We are not registering the Class A ordinary shares issuable upon exercise, page 34

5.   We note the disclosure that "If the shares issuable upon exercise of the warrants are not registered under the Securities Act, [you] will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and [you] will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available." Please revise this disclosure to better distinguish under what circumstances holders will be (i) permitted or (ii) required to exercise their warrants on a cashless basis.

We may redeem your unexpired warrants, page 47

6.   Please clarify here whether you will be required to have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants at redemption. We note your disclosure on page 9.

Use of Proceeds, page 55

7.   We note your disclosure that there is no limitation on your ability to raise funds privately. Please tell us whether you can issue additional securities entitled to vote with the common stockholders on matters related to your pre-business combination matters.

Management, page 88

Officers, Directors and Director Nominees, page 88

8.   Please revise the biographical sketch for Mr. Baker to disclose the month and year in which he began and ended each position he held during the past five years.

Executive Officer and Director Compensation, page 89

9.   We note your disclosure here and elsewhere that you may pay Messrs. Graf and Baker for services rendered to you in their capacity as officers prior to the completion of your initial business combination. Please disclose how payments to these officers will be determined and whether these payments will be subject to a cap. Please also file any related employment agreements with your registration statement.

Description of Securities, page 101

Ordinary Shares, page 101

10.   Consistent with your disclosure on the prospectus cover page, please revise your description of ordinary shares to clarify that holders of Class A ordinary shares will not have the right to elect directors prior to or in connection with the completion of your initial business combination.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Elliott M. Smith, Esq.
         Winston & Strawn LLP